DEBENHAMS

ONE WELBECK STREET
LONDON W1A 1DF
TELEPHONE 020 7408 4444
www.debenhams.com

File No: 82.4747

02015158

15 January 2002

Securities & Exchange Commission
450 5th Street N.W
Judiciary Plaza
Washington D.C. 20549
USA

SUPPL

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), I enclose a copy of an announcement that was filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Please acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Sarah Carne
Manager – Secretariat Services

Attached: Debenhams plc – January Trading Statement

Announcement Details

Company	Debenhams PLC
TIDM	DEB
Headline	Trading Statement
Released	07:00 15 Jan 2002
RNS Number	9578P

Full Announcement Text

RNS Number:9578P
Debenhams PLC
15 January 2002

Debenhams plc - Trading Statement

- Strong sales growth over the Christmas period and start of the Sale
- Robust track record achieved over the last two years
- All major product categories and all stores performing well

During the 12 weeks to Saturday 12 January 2002 like for like sales were up 8.5%. All our 97 stores are performing well and all our major product categories are achieving strong levels of sales growth.

In the 19 weeks to Saturday 12 January 2002, total sales rose by 10.1% and like for like sales were up 7.2%. The gross margin was level and terminal stock levels were lower than the previous year. These figures have been achieved against strong comparatives during the same period last year when like for like sales were up over 5%.

Belinda Earl, Chief Executive, commented:

"We were delighted with our sales over the Christmas period and during the start of the Sale. These strong results were achieved against challenging comparatives last year and clearly demonstrate our sustained sales momentum."

As previously advised, we will publish our Interim Results on 16 April 2002.

For further information:

Matthew Roberts, Finance Director:	020 7408 3229
Joanna Lane-Jones, Corporate Communications:	020 7408 3459
Martin Leeburn, The Maitland Consultancy:	020 7379 5151

END